Exhibit 1

Media Release

23 November 2007

Westpac ends Virgin credit card partnership

Westpac Banking Corporation said today that it was ending its partnership with Virgin Money to provide Virgin branded credit cards.

Under the agreement, Westpac issued the Virgin branded credit card and provided the card infrastructure and credit management.

The five year agreement between Westpac and Virgin Money will conclude in May 2008.

Westpac will enter negotiations with Virgin Money relating to the purchase of the Virgin credit card book from Westpac.

Virgin Money card customers are not affected and their cards will continue to operate normally.

Ends.

For Further Information

David Lording

Media Relations

Westpac Banking Corporation

Ph: 02 8253 3510